Exhibit 99.4

POSITION STATEMENT- LETTER FROM SYMETRYX CORPORATION
TO ALL FELLOW CHECK-CAP SHAREHOLDERS
20.11.2023

Dear Fellow Check-Cap Shareholder,

We are writing to you today on behalf of Symetryx Corporation (“Symetryx”) with regards to the notice of annual general meeting of shareholders filed on 13.11.2023 by Check-Cap Ltd. (“Check-Cap”) and Check-Cap upcoming annual general meeting scheduled to 18.12.2023 (the “Notice” and “Meeting”, respectively).

Symetryx is a very diverse private venture capital and investment company that is invested in a variety of assets (see www.Symetryx.com). The controlling entities and management of Symetryx are: Mr. Barry Shiff and Mrs. Aleta Shiff.

Symetryx, which as of the record date of the Meeting, 10.11.2023, owned 5.1% of Check-Cap issued and outstanding share capital, well exceeding the current shareholdings of the current Check-Cap directors which, in accordance with Check-Cap proxy statement, own approximately 1.2% of the Check-Cap outstanding shares.

In accordance with the Notice, Symetryx position and recommendation to Check-Cap shareholders is to adopt the following resolutions:

1.	Our position on Proposal 1- vote AGAINST the Keystone Merger Proposal-

As one of the largest Check-Cap shareholders, we’re at a loss to understand how the unsolicited proposal to merge Check-Cap with Keystone Dental, a manufacturer of dental appliances (“Keystone Merger”) could be value-enhancing to ALL shareholders.

Based upon the review of the limited information thus far provided to all shareholders regarding the Keystone Merger, we believe that there are several problematic issues:

•	Under the Keystone Merger, Check-Cap shareholders would be diluted to own 15% of the post-merger entity, rendering the shares almost without value, with Keystone owning the vast majority of 85%.
•
Valuation: It isn’t clear how all the IP that Check-Cap shareholders have invested in is being valued or considered under the combined entity. The valuation of Keystone at $225M seems elevated, for a traditional manufacturing company- that would mean that the EBTIDA for Keystone would be $37m, which seems highly unlikely off of a revenue of $61m for F’22 (or $66M for F’23).

•
Though Check-Cap issued a press release representing Keystone as an AI company, in accordance with public record, this is far from true. The complexities of AI are vast and don’t seem well represented by Keystone. Where is the disruptive technology that the shareholders expect from the use of funds that they have invested in? It appears to be used to support the traditional manufacturing operations of Keystone, which doesn’t seem to be particularly disruptive in its already crowded industry. There is limited growth potential with minimal growth demonstrated in F’23.

•
The total available market in which Keystone is part of, seems small and limited by the fact that many people in the U.S don’t have access to dental insurance, and thus the Keystone product doesn’t have a large market saturation. The dental implant industry seems crowded with big and better competitors such as Sinclair, BioHorizonz, NDX and DFL. Post-merger, the combined entity would be a small fish in an even smaller pond.

•
The Keystone Merger prospectus discusses management and board strength and their public company readiness, without providing information that is publicly available to help assess what their specific strengths which will assist them to run a NASDAQ listed company. Curious how this entity is public- ready when it has taken several months to produce financial statements.

•
As Symetryx publicly announced in its press release date 21.09.2023, we believe the Keystone Merger doesn’t maximize shareholder value in any meaningful way, and without full disclosure of all the financial data within a time frame that is reasonably prior to the Meeting, it is impossible for shareholders to accurately assess the validity of Keystone Merger or determine that such merger is indeed in the best interest of Check-Cap shareholders.

We see Keystone Merger as highly value destructive to all Check-Cap shareholders.

2.
Our Position on Proposal 2- vote FOR the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders.

3.	Our Position on Proposal 3- vote AGAINST the approval of an amended and restated Compensation Policy for Executive Officers and Directors.

4.
Our Position on Proposal 4- vote AGAINST the reverse share split of the Company’s ordinary shares within a range of 1 for 2 to 1 for 5, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to amend our Articles of Association accordingly.

5.	Our Position on Proposal 5-

i.	vote AGAINST the re-appointment of each of Company Directors Nominees; and

ii.	vote FOR the election of each of Shareholder Director Nominees.

As a shareholder, based upon the review of the limited information thus far provided to shareholders regarding the company’s activities and decision-making process, that the current Check-Cap board isn’t acting in the best interest of Check-Cap shareholders:

•	Although Symetryx is one of the largest shareholders of Check-Cap, the current Check-Cap board has refused to discuss any initiatives proposed by Symetryx, including two possible takeover offers.

•
The Check-Cap directors claimed in their press release of 16.8.2023, that they met with over 150 (unspecified) merger candidates, yet ironically refused to even meet once with Symetryx nor did Check-Cap wish to engage with Symetryx at all.

•
After numerous press releases and attempts to engage with Check-Cap board with no success, Check-Cap announced the Keystone Merger with very little details and did not disclose any financial statements to justify the validity of this merger and the further massive dilution of the ownership interests of the current Check-Cap shareholders in the pro-forma company.

•
As part of the Keystone merger agreement, Check-Cap directors have agreed to pay an absurd amount- $1.5 million termination fee (plus up to $1.5 million of expenses) payable by Check-Cap to Keystone upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions that may be more advantageous to Check-Cap shareholders.

This is bluntly contradicting the Check-Cap board fiduciary duties to make decisions in the best interest of Check-Cap.

•
As a shareholder, we continue to question how Check-Cap board are comfortable that at the point of the Keystone Merger consummation, there will be only $22,000,000 left in cash for Check-Cap, or $3.76/share, even though 2023 started with $42,000,000, or $7.18 per share, while Check-Cap has very limited operation and its employees were all terminated earlier this year. This is shameful. An explanation to shareholders is required.

•
Symetryx PRs of 21.9.2023, Symetryx explained its concern that the current Check-Cap directors were burning through the Check-Cap $39 million cash reserve at an alarming rate. As one of the largest Check-Cap shareholders, we are extremely concerned that Check-Cap’s cash is being burnt through so quickly, notwithstanding that it doesn’t currently have any true ongoing operations nor staff. We believe this cash burn is emblematic of a management that do not truly respect their fiduciary duties.

Although Check-Cap is currently an inactive company with no revenues, their directors have spent several millions of dollars without any financial transparency and refuse to provide shareholders with full financial disclosure.

For these reasons we encourage all shareholders TO VOTE FOR the five (5) Shareholder Director Nominees.

See Symetryx PR seeking to change Check-Cap current board- SYMETRYX SEEKS TO CHANGE BOARD AND MAXIMIZE SHAREHOLDER VALUE.
Symetryx Nominees are experienced and qualified and will best represent Check-Cap shareholders and maximize shareholders value.

6.	Our Position on Proposal 6- vote FOR the approval of the cash remuneration to be paid to the Director Nominees who are elected to serve as directors at the Meeting under Proposal 5.

7.
Our Position on Proposal 7- vote FOR the approval of the Company’s entry into indemnification and exculpation agreements and to provide directors’ and officers’ liability insurance coverage to a Shareholder Director Nominees who is elected to serve at the Meeting under Proposal 5.

Sincerely,

Symetryx Corporation